D.C. 20549
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _____________ FORM 11-K

_____________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File No. 000-51305

HERITAGEBANK OF THE SOUTH

401(k) PLAN

(Full title of the plan)

HERITAGE FINANCIAL GROUP, INC

(Name of issuer of the securities held pursuant to the plan)

721 North Westover Boulevard

Albany,  Georgia 31707

(Address of the plan and address of issuer's principal executive offices)

HERITAGEBANK OF THE SOUTH

401(K) PLAN

FINANCIAL REPORT

DECEMBER 31, 2014

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-10
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11
SIGNATURES	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Plan Administrator

HeritageBank of the South 401(k) Plan

Albany, Georgia

We have audited the accompanying statements of net assets available for benefits of HeritageBank of the South 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014,  in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Mauldin & Jenkins, LLC

Albany, Georgia

June 29, 2015

HERITAGEBANK OF THE SOUTH
401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS
Investments:
Mutual funds and collective trust, at fair value	$9,993,294	$6,367,669
Investments in sponsor's parent company
common stock, at fair value	1,933,565	1,314,544
Cash and cash equivalents	112,966	120,701
	12,039,825	7,802,914
Receivables:
Employer contributions	15,755	38
Participant contributions	46,636	3,794
Notes receivable from participants	59,713	1,745
	122,104	5,577

Total assets	12,161,929	7,808,491

LIABILITIES
Due to broker	1,954	46,945

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	12,159,975	7,761,546

Adjustment from fair value to contract value for fully benefit-responsive
investment contract	(47,544)	(11,043)

NET ASSETS AVAILABLE FOR BENEFITS	$12,112,431	$7,750,503

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$291,087
Interest and dividends	703,078
Total investment income	994,165

Other income:
Interest on notes receivable from participants	539

Contributions:
Employer contributions	537,889
Rollover contributions	339,658
Participant contributions	1,650,378
Total contributions	2,527,925

Total additions	3,522,629

Deductions from net assets attributed to:
Benefits paid to participants	313,574
Administrative expenses	37,405
Total deductions	350,979

Net increase	3,171,650

Net assets transferred into this plan	1,190,278

Net assets available for benefits:
Beginning of year	7,750,503

End of year	$12,112,431

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH

401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.Plan Description

The following description of the HeritageBank of the South 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of HeritageBank of the South (the “Bank”).  The Bank is a wholly-owned subsidiary of Heritage Financial Group, Inc. (the “Company”).  The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and similar state tax laws.  The Plan became effective April 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On September 30, 2014, the Company completed the merger of Alarion Financial Services, Inc. and its subsidiary, Alarion Bank, with and into the Company and its subsidiary Bank.  In connection with the merger,  Alarion Bank 401(k) Plan was merged with, and into, the HeritageBank of the South 401(k) Plan.  As a result, net assets of $1,190,278 were transferred to the HeritageBank of the South 401(k) Plan on November 3, 2014.

Eligibility

Employees are eligible to make 401(k) deferrals upon the latter of their hire date or the date that they attain age 21.  In order to be eligible to receive employer matching contributions, employees must have attained age as defined in the Plan.

Contributions

Eligible employees may elect to defer up to 90% of pretax annual compensation (within federal limits), as defined in the Plan.  The Bank makes a discretionary matching contribution of 50% of participants' deferrals up to 4% of the participants’ compensation. In addition, the Bank may also make discretionary profit sharing Plan contributions.  Participants may roll over amounts representing eligible rollover distributions from other eligible retirement plans.

Investments

Participants direct the investment of their contributions to selected investments as made available and determined by the Plan Administrator.  The Plan currently offers mutual fund options, a stable value common/collective trust, and the common stock of the sponsor’s parent company as investment options.  Participants may change their investment options any time throughout the year via password protected internet access.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s  discretionary matching contribution, if any, Plan earnings or losses, and, if applicable, an allocation of administrative expenses.  Plan earnings and expenses are allocated based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

NOTES TO FINANCIAL STATEMENTS

Note 1.Plan Description (Continued)

Voting Rights

All voting rights on shares of the Company common stock held in the Plan shall be exercised by the trustee as directed by each participant for whom the stock is held. The trustee votes unvoted shares at its discretion.

Vesting

Participants are immediately vested in their salary deferral contributions plus actual earnings or losses thereon.  The portion of the participants’ accounts attributable to the Bank’s matching and discretionary contributions become 20% vested after one year of credited service as defined and continues to vest at the rate of 20% for each successive year of service until 100% vested after five years of service.

Notes Receivable from Participants

Prior to July 1, 2006, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 of 50% of their vested account balance.  The loans are secured by the balance in the participant's account and bear interest at rates comparable to rates then in effect at a major banking institution.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  Principal and interest are paid ratably through monthly payroll deductions.  The Plan adopted new prototype plan provisions as of January 1, 2006 which do not provide for new participant loans.  The loans originated prior to this date continue under the original terms.  During 2010, the Plan sponsor acquired new bank branches.  In conjunction with the acquisition, the participants were allowed to rollover their 401k investments and associated loans into the Plan with the original terms.  During 2014, the Plan sponsor acquired Alarion Bank.   In conjunction with the acquisition, the participants were allowed to rollover their 401k investments and associated loans into the Plan with the original terms.   The Alarion Bank acquisition resulted in approximately $64,000 in new loans for the year ended December 31, 2014.

Forfeitures

At December 31, 2014 and 2013, forfeited nonvested accounts totaled  $12,120 and $1,262, respectively.  The forfeited nonvested accounts will be used to reduce future employer-matching contributions,  to cover costs of administration of the Plan, and at the discretion of the Plan Administrator, be allocated to participants.   During the year ended December 31, 2014, employer contributions were reduced by $3,594 from forfeited nonvested accounts.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum payment amount equal to the value of the participant's vested interest in his or her account, or installment payments no less frequent than annually. Such distributions are generally paid in the form of cash; however, if the participant has investments in the common stock of the sponsor’s parent company, the participant may elect an in-kind distribution of the participant’s account balance in the common stock of the sponsor’s parent company.    If a participant with an account balance greater than $1,000 and not exceeding $5,000, does not elect either to receive or to rollover the distribution, then the participant’s vested interest in the account will be rolled over to an IRA.  Withdrawals prior to termination of service are permitted under certain circumstances as defined by the Plan.

NOTES TO FINANCIAL STATEMENTS

Note 2.Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Common stock of the Company is valued at quoted market prices.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The units of the collective trust fund are valued at NAV established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is accrued on the ex-dividend date.  Interest on notes receivable from participants is recorded as received. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value except for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through participation in the Reliance Trust Company Stable Value Fund (Stable Value Fund), a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund as well as the adjustment of the portion of the Stable Value Fund related to fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair values of the investment contract at December 31, 2014 and 2013 were $1,324,066 and $1,012,377, respectively.  The gross crediting interest rate is based on a formula agreed upon with the issuer. The interest rates are reviewed on a quarterly basis for resetting

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include but may not be limited to the following: (1) the complete or partial termination of the Plan (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The plan administrator does not believe that any of the events which could limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The average yield of the Stable Value Fund was 5.17% and negative 1.36% for the years ended December 31, 2014 and 2013.  The average yield earned by the Stable Value Fund that reflects actual interest credited to participants for the years ended December 31, 2014 and 2013 was 2.49% and 2.45%, respectively.

NOTES TO FINANCIAL STATEMENTS

Note 2.Significant Accounting Policies (Continued)

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.   Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 3.Administrative Expenses

Certain administrative functions are performed by officers or employees of the Bank.  No such officer or employee receives compensation from the Plan.  Certain administrative expenses are paid directly by the Bank.  Certain brokerage and processing expenses are paid to the trustee and recordkeeper from the Plan.

Note 4.Investments

The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Heritage Financial Group, Inc. common stock, 74,655 and
68,288 shares, respectively	$1,933,565	$1,314,544

Collective Trust Fund:
Reliance Trust Company Stable Value Fund
(Contract Value: 2014 - $1,276,522; 2013 - $1,001,334)	1,324,066	1,012,377

Mutual Funds – Equity:
Blackrock Global Allocation Fund	632,205	569,420
American Funds - Fundamental Investors	634,275	431,925
American Funds - Growth Fund of America	941,840	699,804
MFS Value Fund	*	404,476
Putnam Asset Allocation Growth Fund	*	400,413
Putnam Asset Allocation Conservative Fund	3,501,327	1,452,664

* - Fund was less than 5% of net assets in 2014

NOTES TO FINANCIAL STATEMENTS

Note 4.Investments (Continued)

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/depreciated in value as follows:

Mutual funds	$(220,007)
Collective trust fund	19,470
Heritage Financial Group, Inc. common stock	491,624
$291,087

Note 5.FAIR VALUE MEASUREMENTS

Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820,  Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2  -Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3  -Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stocks:  Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust:  Valued at the NAV of unit shares held by the Plan at year-end.  The NAV is based on the fair value of the underlying investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTES TO FINANCIAL STATEMENTS

Note 5.FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

	Level 1	Level 2	Level 3	Total
2014:
Cash and cash equivalents	$112,966	$-	$-	$112,966
Common stocks	1,933,565	-	-	1,933,565
Mutual funds:
Growth and value funds	3,317,150	-	-	3,317,150
Balanced funds	4,728,223	-	-	4,728,223
Fixed income funds	398,873	-	-	398,873
Real estate funds	224,982	-	-	224,982
Collective trust
Stable value fund	-	1,324,066	-	1,324,066
Total assets at fair value	$10,715,759	$1,324,066	$-	$12,039,825

2013:
Cash and cash equivalents	$120,701	$-	$-	$120,701
Common stocks	1,314,544	-	-	1,314,544
Mutual funds:
Growth and value funds	2,475,770	-	-	2,475,770
Balanced funds	2,422,497	-	-	2,422,497
Fixed income funds	360,361	-	-	360,361
Real estate funds	96,664	-	-	96,664
Collective trust
Stable value fund	-	1,012,377	-	1,012,377
Total assets at fair value	$6,790,537	$1,012,377	$-	$7,802,914

Note 6.TRANSACTIONS WITH PARTIES-IN-INTEREST

A party-in-interest is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  The Plan holds common collective trust funds managed by Reliance Trust Company, the Plan’s custodian, which qualify as party-in-interest transactions.  Notes receivable from the participants held by the Plan are also considered party-in-interest transactions.  Additionally, at December 31, 2014 and 2013, the Plan had participant directed investments of $1,933,565 and $1,314,544 respectively, in the Plan Sponsor’s parent company common stock.  Dividends received by the Plan on the Plan Sponsor’s parent company stock during 2014 were approximately $20,000.  Fees paid by the Plan for recordkeeping services amounted to $37,405 during the year ended December 31, 2014.

NOTES TO FINANCIAL STATEMENTS

Note 7.Tax Status

The Plan obtained its latest determination letter on August 30, 2001 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan is currently maintained on a prototype plan, which has received an opinion letter from the Internal Revenue Service, stating that the form of the Plan is qualified under section 401(a) of the IRC, and therefore the related trust is tax exempt.  In accordance with applicable Revenue Procedures, the Plan Administrator has determined it is eligible and has chosen to rely on the current IRS prototype plan opinion letter. Plan management believes that the Plan is currently being operated in accordance with the IRC.

Generally accepted accounting principles require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.   The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 8.PLAN TERMINATION

On June 29, 2015, the Board of Directors voted to terminate the Plan, effective June 30, 2015. The Company will apply for approval for the termination from the IRS subsequent to June 30, 2015. All participants will become fully vested in their accumulated benefits as of June 30, 2015. All of the Plan assets will either be distributed or transferred, as elected by each participant, once the Company receives the determination letter from the IRS. This process is expected to take anywhere from six to twelve months.

Note 9.MERGER WITH RENASANT

On December 10, 2014, Heritage Financial Group, Inc. (the “Company”) and HeritageBank of the South (the “Bank”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Renasant Corporation, a Mississippi corporation (“Renasant”) and Renasant Bank, a Mississippi banking association (“Renasant Bank”).  On the terms and subject to the conditions set forth in the Merger Agreement, the Company will merge with and into Renasant (the “Merger”), with Renasant continuing as the surviving corporation.  Immediately following the Merger, the Bank will merge with and into Renasant Bank, with Renasant Bank continuing as the surviving banking association.

The Merger Agreement has been approved by the Boards of Directors of each of Renasant and the Company. The completion of the Merger requires the approval of the Merger and the adoption of the Merger Agreement by the stockholders of each of Renasant and the Company.  In addition, the completion of the Merger is subject to a number of customary conditions, including the receipt of all required regulatory approvals, and effectiveness of the registration statement for the shares of Renasant common stock to be issued to holders of the Company common stock in the Merger.  On March 13, 2015, Renasant announced that it has received all regulatory approvals necessary to complete the Merger.  Subject to the receipt of all other required approvals and the satisfaction of all other conditions, the Merger is expected to be completed in the third quarter of 2015.

In connection with the merger, the Plan will terminate on June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

HERITAGEBANK OF THE SOUTH 401(k) PLAN

By: /s/ T. Heath Fountain

T. Heath Fountain

Executive Vice President,

Chief Administrative Officer and

Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: June 29, 2015